Nasdaq Regulation



Arnold Golub
Vice President
Deputy General Counsel

January 8, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 7, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Drugs Made In America Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, par value of $0.0001 per share

Rights, each entitling the holder to receive one-eighth (1/8) of one Ordinary Share

Units, each consisting of one Ordinary Share and one Right to receive one-eighth (1/8) of one Ordinary Share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,